Exhibit 99.1

PRESS RELEASE

PicPay Receives Final Regulatory Approval for Acquisition of Kovr

SÃO PAULO, Brazil, July 23, 2026 — PicPay (NASDAQ: PICS) (the “Company”), one of Brazil’s largest digital banks, today announced that it has received final regulatory approval from the Central Bank of Brazil (Bacen) for the acquisition of Kovr Participações S.A. and its subsidiaries (“Kovr”), a digital insurance technology company.

The approval follows the clearances previously granted by the Administrative Council for Economic Defense (CADE), Brazil’s anti-trust regulator, and the Superintendence of Private Insurance (SUSEP), Brazil’s insurance regulator. With all required regulatory approvals now obtained, PicPay will proceed with the remaining steps toward closing the transaction.

The approval marks an important milestone in PicPay’s strategy to build a comprehensive, end-to-end insurance platform for its customer base. Kovr brings strong product, technology, and operational capabilities across multiple insurance lines, as well as an established client portfolio.

PicPay is already one of the largest digital insurance distributors in Brazil, with more than 10 million active insurance policies across its platform. Upon closing, the acquisition of Kovr—a long-standing strategic partner—will accelerate the company’s evolution from a distribution-led model to a vertically integrated insurance platform, expanding its product offering, improving unit economics, and delivering a more seamless customer experience.

“This approval marks an important milestone in strengthening PicPay’s insurance platform for more than 68 million customers. Kovr’s capabilities are highly complementary to what we have built, and together we will be even better positioned to serve our customers across a broad range of insurance needs,” said Eduardo Chedid, CEO of PicPay.

The transaction remains subject to the satisfaction of customary closing conditions. The full consolidation and integration of the businesses will occur following the closing of the transaction.

About PicPay

PicPay (NASDAQ: PICS) is one of Brazil’s leading digital banks and began trading on the Nasdaq in January 2026. Founded in Vitória (ES) in 2012, the company pioneered instant peer-to-peer payments and the use of QR codes years before Pix (Brazil’s real-time payment system, created by the Central Bank in 2020). Today, it serves over 68 million clients with a comprehensive portfolio of financial and non-financial products and services for individuals and entrepreneurs, integrating payments, credit, investments, insurance, and everyday consumption and convenience solutions into a single app.

In 2025, PicPay reported R$10.3 billion in revenue and R$502 million in adjusted net income, with R$ 550 billion in total payment volume (TPV) and 42.7 million active customers, while also maintaining a leading position in generative artificial intelligence and Open Finance initiatives.

For more information, visit: https://investor.picpay.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company’s future financial and operating performance, business strategy, growth initiatives, market opportunities, product development, customer adoption, and management’s expectations and beliefs.

These statements are based on current assumptions and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ include, among others, economic and market conditions, competitive developments, regulatory changes, credit performance, technology and cybersecurity risks, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date of this release, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Contacts

Investors

IR@PicPay.com

André Cazotto

Investor Relations, Strategy and M&A Officer